                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
                                       OR

            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________


                          Commission file number 1-5885


                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                            (Full Title of the Plan)


                         BRUSH ENGINEERED MATERIALS INC.
                             17876 St. Clair Avenue
                              Cleveland, Ohio 44110


                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office.)

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN




REQUIRED INFORMATION
--------------------

                                                                       Page No.

            Report of Independent Registered Public Accounting
            Firm                                                          1

            Statements of Net Assets Available for Benefits -
            December 31, 2003 and 2002                                    2

            Statement of Changes in Net Assets Available for
            Benefits - Year Ended December 31, 2003                       3

            Notes to Financial Statements                               4-9

            Schedule required to be filed under ERISA

            a.  Schedule H, Line 4i, Schedule of Assets (Held
                at End of Year)                                          10

            Exhibits

            23.1  Consent of Ernst & Young LLP, Independent
            Registered Public Accounting Firm                            12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Plan Administrator
Brush Engineered Materials Inc.
Savings and Investment Plan


We have audited the accompanying statements of net assets available for benefits of the Brush Engineered Materials Inc. Savings and Investment Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP


Cleveland, Ohio
June 17, 2004

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                          DECEMBER 31
                                                    2003                2002
                                                ------------        ------------
ASSETS

Investments                                     $114,523,015        $ 87,962,949

Contribution receivables:
    Employer                                          24,333              23,116
    Participants                                     151,171             136,559
                                                ------------        ------------
Total contribution receivables                       175,504             159,675
                                                ------------        ------------

Noninterest-bearing cash                             105,779              15,788
interest receivable                                      693                 580
Pending sales                                        104,585              22,829
                                                ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS               $114,909,576        $ 88,161,821
                                                ============        ============


See accompanying notes to financial statements.

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2003


ADDITIONS

Net investment income:
   Net appreciation in fair value of investments                    $ 25,161,673
   Interest and dividends                                              1,494,443
                                                                    ------------
                                                                      26,656,116

Contributions:
   Participants                                                        5,608,351
   Employer                                                              951,165
   Employee PreTax Catch-up                                               67,503
   Rollover                                                              101,661
                                                                    ------------
                                                                       6,728,680
                                                                    ------------

Total additions                                                       33,384,796

DEDUCTIONS

Benefits paid directly to participants                                 6,621,286
Administration fee                                                        15,755
                                                                    ------------

Total Deductions                                                       6,637,041
                                                                    ------------

Net increase                                                          26,747,755

Net assets available for benefits:
   Beginning of year                                                  88,161,821
                                                                    ------------

   End of year                                                      $114,909,576
                                                                    ============


See accompanying notes to financial statements.

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                        AND YEAR ENDED DECEMBER 31, 2003


NOTE A - DESCRIPTION OF THE PLAN

The following description of the Brush Engineered Materials Inc. Savings and Investment Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan that covers certain eligible employees of Brush Engineered Materials Inc. (Company) and participating employers who have adopted the Plan (Company reference includes participating employers where appropriate). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The Plan provides for basic contributions by employees of up to 6% of their earnings through either pre-tax (salary reduction) or after-tax contributions. Currently, basic contributions are matched by the Company at the rate of 25% of such contributions. The rate at which such basic contributions are matched by the Company may be decreased or increased (up to a 100% rate) by action of the Company's Board of Directors.

An employee who makes basic contributions of 6% of earnings may also make supplemental contributions of up to 11% (44% for pay periods after February 13, 2004) of earnings which are not matched by Company contributions and which may be made in any combination of pre-tax and/or after-tax contributions.

An employee's contributions made to the Plan on a pre-tax basis may not exceed certain IRS maximum amounts. The maximum amount is $13,000 in 2004. If an employee will be 50 or older by the end of the plan year, and is making the maximum elective contribution for the year, he/she may make additional pre-tax "catch-up" contributions of up to 17% (75% for pay periods ending after December 31, 2003) of earnings. In 2004, the maximum amount for a catch-up contribution is $3,000. Catch-up contributions are not matched by Company contributions.

Currently, participants can direct, in increments of 1%, their basic, supplemental, rollover, catch-up, Company matching, and transfer contributions (as described in the Plan) to be invested in any of the fund options offered by the Plan, in increments of 1%. Participants can also transfer amounts between fund options on each investment change date.

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

PAYSOP FEATURE

The Plan includes a Payroll Stock Ownership Plan (PAYSOP) feature that applied through 1986. Under the PAYSOP, the Company made contributions based upon a percentage of payroll and was afforded an additional credit against federal income tax up to the amount allowable by the Internal Revenue Code. The PAYSOP contribution by the Company, which could be in Common Stock of the Company or cash used to purchase Common Stock of the Company, was a percentage of the compensation paid to all employees who made salary reduction contributions to the Plan at any time during the year and who were members of the Plan as of the last pay period of such year. The shares of Common Stock of the Company contributed or purchased were allocated equally to all eligible participants.

VESTING

All employee and Company matching contributions are fully vested at all times.

PARTICIPANT LOANS

A participant may borrow funds from his account, excluding his interest in the PAYSOP Fund, provided such loan is secured by 50% of the value of the participant's account immediately prior to the loan and evidenced by a promissory note executed by the participant.

PAYMENT OF BENEFITS

At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee, Company matching and PAYSOP contributions credited to the employee's account plus or minus any net gain or loss thereon.

The value of distributions and withdrawals is based on the value of a participant's account on the valuation date immediately preceding the date of distribution or withdrawal and is deducted from the participant's account as of such valuation date.

Distribution to a participant or a person designated by the participant as his death beneficiary is made under one or more (as applicable) of the following methods as elected by the participant (or in certain cases the death beneficiary):

     (i)      Lump sum payment in cash;

     (ii)     Lump sum payment in cash, except that a participant's interest in the Company Stock Fund and the PAYSOP contributions account will be paid in full shares of Common Stock of the Company, with any fractional shares being paid in cash; and

     (iii)    Periodic distributions, not more frequently than monthly, of at least $200.

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

INSURANCE POLICIES

Prior to June 1, 1989, participants who were employees of Williams Advanced Materials Inc. could have directed a portion of their contributions to be used to purchase insurance policies that were excluded from the former Williams Advanced Materials Inc. Savings and Investment Plan assets. Life insurance policies on the lives of participants, purchased under the former Williams Advanced Materials Inc. Savings and Investment Plan prior to July 1, 1989, may continue to be held.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION

Investments are stated at fair value. Investment in the company stock fund is valued based on the latest reported closing price of the stock component and the actual cash held in the fund. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at the latest closing price. Investment in participation units of the money market funds are stated at fair value as determined by Fidelity Management Trust Company, the Trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE C - INVESTMENTS

During 2003, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:


                                                           Net Realized
                                                          and Unrealized
                                                          Appreciation in
                                                           Fair Value of
                                                            Investments
                                                            -----------

         Brush Engineered Materials Inc. Common Stock       $ 9,495,826
         Shares of registered investment companies           15,665,846
                                                            -----------
                                                            $25,161,673
                                                            ===========

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                                   December 31
                                                               2003             2002
                                                           -----------      -----------
         Vanguard Asset Allocation Fund                    $10,522,477      $ 8,357,221
         PIMCO Total Return Fund                            10,514,486        9,970,018
         Brush Engineered Materials Inc. Common Stock       13,856,637        5,782,563
         TORRAY Fund                                        10,911,297        8,475,838
         Fidelity Blue Chip Growth Fund                     21,940,540       17,769,424
         Fidelity Diversified International Fund             9,280,584        6,300,497
         Fidelity Money Market Trust: Retirement
            Money Market Portfolio                           9,062,757       10,374,145
         Spartan U.S. Equity Index Fund                     16,177,286       12,310,311

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED



NOTE D - DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2003 and 2002:

                                                              December 31,
                                                     ----------------------------
                                                        2003             2002
                                                     ------------    ------------
Net assets available for benefits per
  the financial statements                           $114,909,576    $ 88,161,821
Amounts allocated to withdrawn participants                     0          (3,592)
                                                      -----------    ------------
Net assets available for benefits per Form 5500      $114,909,576    $ 88,158,229
                                                      ===========    ============


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2003:

Benefits paid to participants per the
  financial statements                                        $6,621,286


Less: amounts allocated on Form 5500 to withdrawn
participants at December 31, 2002                                 (3,592)
                                                     --------------------
Benefits paid to participants per the Form 5500               $6,617,694
                                                     ====================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.


NOTE E - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 25, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.


NOTE F - TRANSACTIONS WITH PARTIES-IN-INTEREST

All legal, accounting, and administrative expenses of the Plan are paid by the Company. Other than as described above or pursuant to the trust agreement, the Plan did not have any agreements or transactions with parties-in-interest.

During 2003, the Plan had the following transactions related to shares of Brush Engineered Materials Inc. Common Stock:

                Purchases                         $5,731,918
                Sales                              6,670,792

NOTE G - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                        EIN: 34-1919973 PLAN NUMBER - 003
                               SCHEDULE H, LINE 4i
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2003



                                                                           DESCRIPTION                         CURRENT
                 IDENTITY OF ISSUE                                        OF INVESTMENT                         VALUE
                 -----------------                                        -------------                         -----

Brush Engineered Materials Inc. Common Stock *                          905,071.000 shares                   $13,856,637

Shares of registered investment companies:

        Vanguard Asset Allocation Fund                                  466,421.833 shares                    10,522,477

        PIMCO Total Return Fund                                         981,744.687 shares                    10,514,486

        Franklin Small-Mid Cap Growth Fund                               95,891.958 shares                     2,897,855

        MSI Small Company Growth Fund                                    91,163.804 shares                       951,750

        TORRAY Fund                                                     272,918.896 shares                    10,911,297

        Fidelity Blue Chip Growth Fund*                                 553,634.632 shares                    21,940,540

        Fidelity Diversified International Fund*                        384,767.179 shares                     9,280,584

        Fidelity Freedom Income Fund*                                    38,494.677 shares                       426,906

        Fidelity Freedom 2000 Fund*                                      44,983.568 shares                       529,906

        Fidelity Freedom 2010 Fund*                                      82,229.748 shares                     1,070,631

        Fidelity Freedom 2020 Fund*                                      118,754.36 shares                     1,546,182

        Fidelity Freedom 2030 Fund*                                      47,345.085 shares                       613,119

        Fidelity Freedom 2040 Fund*                                      58,011.942 shares                       438,570

        Spartan U.S. Equity Index Fund*                                 410,486.818 shares                    16,177,286
                                                                                                      -------------------
                                                                                                              87,821,590

Money market funds:

        Fidelity Employee Benefits Money Market Fund*                   795,326.000 units                        795,326

        Fidelity Money Market Trust: Retirement Money
           Market Portfolio*                                           9,062,757.31 shares                     9,062,757
                                                                                                      -------------------
                                                                                                               9,858,083


Participant Promissory Notes *                                            1.66% - 5.69%
                                                                       with maturity dates
                                                                           through 2018                        2,986,705
                                                                                                      -------------------

                                                                                                            $114,523,015
                                                                                                      ===================

        * Party-in-interest to the Plan.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                                 BRUSH ENGINEERED MATERIALS INC.
                                 SAVINGS AND INVESTMENT PLAN




                                  By    /s/ Michael C. Hasychak
                                       Vice President, Treasurer and Secretary
                                       Brush Engineered Materials Inc.




Date:   June 28, 2004